United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of January, 2004

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

(If  Yes  is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

CONTENTS
* Press Release dated January 6th, 2004; U.S. District Court Dismissed the Antitrust Case

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: January 6th, 2004

Web site: http://www.gruma.com
Monterrey, N.L., Mexico, January 06, 2004	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

U.S. District Court Dismissed the Antitrust Case

On December 24, after four weeks of trial, Houston federal district judge Kenneth Hoyt entered a final judgment dismissing the antitrust case brought by 17 tortilla manufacturers against the U.S. subsidiary of Gruma, S.A. de C.V., Gruma Corporation, and its affiliate Azteca Milling LP. Gruma Corporation, which is based in Irving Texas, is one of the largest tortilla companies in the U.S. and Azteca Milling is the country's largest producer of corn flour. The plaintiffs had claimed that Gruma Corporation had monopolized shelf space in grocery stores by paying slotting allowances. Gruma Corporation defended its conduct as benefiting consumers and retailers by lowering prices and had challenged the plaintiffs' suit as an attempt to increase prices and the plaintiff' profits.

The court after hearing from all of the plaintiffs and their experts threw out the case on multiple grounds, including:

  Gruma Corporation's programs are an ''acceptable and desirable means to acquire market share.''

  ''The plaintiffs have refused, based on principle, to negotiate with retailers for shelf space. Thus, the plaintiffs' evidence suffers a self-inflicted wound.''

  Plaintiffs' main expert's ''opinions are unfounded, as they do not rely upon the facts of this case.''

The litigation had been pending for more than two years and had gone through four weeks of jury trial before it was dismissed by the district court. Plaintiffs may try to appeal this decision to the court of appeals.

Jairo Senise, Chief Executive Officer of Gruma Corporation, expressed the company's reaction to the dismissal: ''We welcome the Court's decision as upholding our efforts to bring the fruits of competition to consumers and retailers. The reason Gruma Corporation has grown is the favorable reception we have gotten every day from customers in choosing our Mission® tortillas and other products due to excellent quality and service.''

Greg Huffman, Gruma Corporation's attorney in the case, commented ''This decision sends a clear message that shelf space programs are good for consumers and retailers. Competitors would be well-advised to spend their efforts in trying to do a better job in the marketplace rather than complaining in court.''

Salvador Vargas, General Counsel of Gruma, S.A. de C.V., Gruma Corporation's parent company, stated ''The Court's decision is welcome news as it confirms our company's policy to comply with applicable laws in each country where Gruma, S.A. de C.V. operates.''

Further inquiries should be directed to Gregory Huffman at (214)969-1144.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, package tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 14,500 employees and 74 plants and, in 2002, had net sales of US$1.8 billon, of which 48% derived from the United States and Europe operations. For more information, visit www.gruma.com.